Capital Mineral Investors, Inc.

9217 Pavilion Place
Mission, B.C. V2V 6X6

November 18, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Dear Sir or Madam:

Re: Capital Mineral Investors, Inc. (the "Company") - Filing Correction #333-105556

On November 17, 2005 we filed an RW, Registration Withdrawal Request. This request should have come as a letter from the Company, which we are now providing.

This request should also be filed under #333-105556, which we are now doing.

Please withdraw the RW of yesterday as per this letter. Under separate cover we will re-file the RW.

Thank you for your assistance in this matter.

Yours truly,
Capital Mineral Investors, Inc.

Per: "Jerry Dibble"

Jerry Dibble, President